EXHIBIT 99.1

B Communications Ltd.

Ramat-Gan, Israel - January 4, 2012 - B Communications Ltd. (NASDAQ and TASE: BCOM) (the: “Company”) today announced that Midroog Ltd., an Israeli rating company affiliated with Moody’s, announced that it assigned its "A2" rating (local scale) for an additional placement of up to NIS 250 million of Series B Debentures, which were initially issued by the Company in 2010, or other new series of debentures (in one or few series), with similar repayment term.

In confirming the A2 stable rating, Midroog cited the following factors: the Company’s holding of the controlling interest in Bezeq, which has a strong financial position; the high certainty of the cash flow from Bezeq; the reasonable degree of leverage, which is expected to further moderate; and the relatively achievable repayment schedule until 2017. In addition, Midroog examined the creditor’s priorities in the cash flow and in the collateral, the debt coverage ratios, which are relatively low, and the Company’s financial flexibility. The confirmation of the ratings reflect, according to Midroog, the Company’s high liquidity, due to its high cash balances and securities portfolio with a low risk level, which may be used, in part, as a safety cushion for the Company’s debt.

The company also announces that it is initiating a process of carrying out a private placement of its Series B Debentures to a number of Israeli institutional investors. The final amount of the offering, as well the consummation of the Offering shall be decided by the company.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they.